CHARDAN CAPITAL MARKETS, LLC

17 State Street,

Suite 1600

New York, NY 10004

September 12, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	M I Acquisitions, Inc.
Registration Statement on Form S-1 File No. 333-212675

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Chardan Capital Markets, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Washington D.C. time, on September 13, 2016, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 9, 2016
(ii)	Date of distribution: September 12, 2016
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 15
(iv)	Number of prospectuses so distributed: 226

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By: /s/ Jonas Grossman

        Name: Jonas Grossman

        Title: President